Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

<mark>Yes</mark>☒No☐

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (<u>e.g.,</u> broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

CGMI is a subsidiary of Citigroup Inc., a global financial services firm ("Citi"). Certain Affiliates of CGMI have the ability to send orders to a CGMI trading desk or to the CGMI algos and/or SOR. The determination as to whether an order is sent to Citi-ONE on behalf of a CGMI Affiliate is made by the relevant CGMI trading desk receiving the order or the CGMI algos and/or SOR. CGMI Affiliates are authorized in their local jurisdictions to act as broker-dealers or banks (or the local equivalent). Given that Affiliate orders are sent to Citi-ONE by CGMI, the applicable MPID for such orders is SBSH. CGMI Affiliates do not have the ability to send orders to the ATS directly.

The following CGMI Affiliates can access Citi-ONE through CGMI. <u>CGMI will implement changes on June 2, 2023 (effective June 5, 2023), such that CGMI will enter all CGMI Affiliates' orders into Citi-ONE in an agency capacity only, regardless of whether such orders represent the interests of a CGMI Affiliate's customers or the principal interest of the CGMI affiliate.</u>

(a) U.S. BANK - Citibank, N.A. ("CBNA"), whose orders ~~CGMI enters into Citi-ONE in an agency capacity only, although such orders~~ represent the principal interest of CBNA.

(b) NON-U.S. BROKER-DEALERS - Citigroup Global Markets Limited, whose orders ~~can be entered into the ATS in a principal or agency capacity~~<u>represent the interests of itself or its customers</u>; Citigroup Global Markets Europe, whose orders ~~can be entered into the ATS in an agency capacity~~<u>represent the interests of its customers</u>; Citigroup Global Markets Hong Kong Limited, whose orders ~~can be entered into the ATS in a principal or agency capacity~~<u>represent the interests of itself or its customers</u>.

b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

Yes☐<mark>No</mark>☒

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

As discussed further in Part III, Item 5, CGMI Affiliates can only enter orders into Citi-ONE indirectly through the CGMI trading desk or the CGMI algos and/or SOR. CGMI Affiliates do not have the ability to send orders to the ATS directly (i.e., may not be Direct Subscribers). The CGMI trading desk determines whether to direct the Affiliate's order to Citi-ONE, or to use the CGMI algos and/or SOR, which may determine to send the Affiliate's order to Citi-ONE. Subscribers (not CGMI Business Units or CGMI Affiliates) may elect to access Citi-ONE directly or indirectly. Differences between CGMI Business Units and CGMI Affiliates, on the one hand, and Indirect and Direct Subscribers, on the other, related to ATS eligibility are discussed in Part III, Item 2.

c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

Yes☐ No☒

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?

Yes☐ No☒

Item 3: Order Interaction with Broker-Dealer Operator; Affiliates

a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?

Yes☒ No☐

If yes, explain the opt-out process.

Citi-ONE supports a Do Not Cross Principal (DNCP) instruction, which, if selected, prevents orders from interacting with the principal orders of CGMI ~~and orders of Affiliates of CGMI that are entered into the ATS marked as principal. As noted in Part II, Item 2 above, CGMI enters CBNA orders into Citi-ONE in an agency capacity only, although such orders represent the principal interest of CBNA. Accordingly, the DNCP instruction will not prevent crossing with the principal interest of CBNA~~. Direct Subscribers are able to self-select the DNCP instruction on an order-by-order basis via FIX tag or can contact the ATS Supervisor (or approved Series 24 Delegate) to have the DNCP instruction set at the FIX session level (i.e., applying to all orders sent through a given FIX port). Indirect Subscribers are able to self-select the DNCP instruction on an order-by-order basis or they can contact their Client Coverage representative to enable the DNCP instruction on a default basis (i.e., applying to all their orders that go to Citi-ONE). If the DNCP instruction is enabled on a FIX session-level or default basis, it will be applied to all orders, i.e., a Subscriber cannot override that selection on an order-by-order basis. If the DNCP instruction is not enabled on a FIX session-level or default basis, the Subscriber's order-by-order instruction will control. <u>The DNCP instruction will not prevent Subscriber orders from interacting with orders that are on behalf of CGMI Affiliates' principal accounts as all such orders are handled by CGMI in an agency capacity.</u> Additional information about counterparty interaction is available in Part III, Items 13 and 14.

b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?

Yes~~☒ No☐~~ <u>No☒</u>

If yes, explain the opt-out process.

~~Citi-ONE supports a DNCP instruction, which, if selected, prevents orders from crossing with the principal orders of CGMI and orders of Affiliates of CGMI that are entered into the ATS marked as principal. Subscribers are able to set the DNCP instruction on an order-by-order basis or at the FIX session level or on a default basis per the processes described in response to Part II, Item 3(a).~~

c. If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers?

Yes☒ No☐

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Citi-ONE is an NMS Stock ATS, operated by CGMI within its Equities business, and for which Ocean hosts, operates, and supports the technology platform subject to CGMI's direction and oversight.

Citi-ONE operates two trading sessions - the RTS for FRS Orders and COs, and, for Participants who have opted in (see Part III, Item 17), the MOCS for MOC Orders.

Citi-ONE offers Participants matching services in eligible NMS Stocks. Eligible NMS Stocks are NMS Stocks that are (i) eligible for continuous net settlement at the National Securities Clearing Corporation, (ii) not restricted from trading by CGMI, (iii) not American Depositary Receipts that require withholding for Financial Transaction Tax purposes; and (iv) not Publicly Traded Partnership (a/k/a Master Limited Partnership) stocks. Orders may be entered directly or indirectly utilizing the FIX 4.2 protocol. The structure of both trading sessions is a limit order matching book, operating according to the matching priorities described in Part III, Item 11.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

<mark>Yes</mark>☒ No☐

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

ORDER INTERACTION RULES FOR PRIORITY - MATCHING

Firm Regular Session Orders and Conditional Orders can be matched in Citi-ONE's RTS.

FRS Orders are auto-executable orders. FRS Orders are prioritized by Order Class | Price | Broker | Inclusion Level | Time. Prioritization by Order Class means that FRS Orders will seek to interact with FRS Orders before interacting with COs.

COs are messages indicating trading interest and are not subject to auto-execution. COs are prioritized by Order Class | Price | Broker | Time. Prioritization by Order Class means that COs will seek to interact with COs before interacting with Eligible FRS Orders. COs may have associated Firm-up Orders. See Part III, Item 9.

MOC Orders match in Citi-ONE's MOCS. MOC Orders are prioritized by Broker | Size.

PRIORITIZATION | METHODOLOGY

(a) Order Class - refers to one of the three (3) classes of orders: FRS Orders, COs, and MOC Orders.

(b) Price - FRS Orders and COs (including their associated Firm-up Orders) on the same side of the market, in the same NMS Stock, are prioritized according to the Assigned Limit Prices. Assigned Limit Prices are explained in Part III, Item 7.

(c) Broker - Allows for two contra-side orders that originated from a U.S.-registered broker-dealer (or, at the election of the broker-dealer, from the broker-dealer and its affiliates) to have priority over orders from other Participants that might also match with the orders of such broker-dealer.

(d) Inclusion Level - Only applies to FRS Orders. Citi-ONE permits Participants whose FRS Orders provide liquidity to select an Inclusion Level. Inclusion Level (i) defines the set of orders with which an FRS Order may interact and (ii) is used to prioritize FRS Orders. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing interaction with FRS Orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting interaction only with Taker Level 1. See Part III, Item 13. With respect to prioritization, if previous priority parameters are equal, FRS Orders with a higher Inclusion Level will receive priority. For example, FRS Orders with Inclusion Level 5 will receive matches before FRS Orders with Inclusion Levels 1 through 4.

(e) Time - Applies to FRS Orders and COs. If all previous matching priority parameters are equal, the FRS Order or CO, as applicable, that is first to arrive will match with a resting order. The time of receipt by Citi-ONE of an FRS Order is reflected by a timestamp on such FRS Order ("Receipt Time"). Any change to the FRS Order or CO will reset the Receipt Time for such FRS Order or CO, except where such change to the FRS Order or CO is (i) decrease in quantity, (ii) a short sale change (e.g., changing a short sell FRS Order to a long sell FRS Order or changing a long sell FRS Order to a short sell FRS Order), or (iii) a change to the Assigned Limit Price due to a change in the NBBO. Unrelated to the priority analysis but as a matter of terminology, when two orders match on Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order.

(f) Size - Only applies to MOC Order matching. MOC Orders on the same side of the market will be prioritized by size.

OTHER PARAMETERS, CONDITIONS, AND ATTRIBUTES FOR CONSIDERATION

The standard prioritization of Orders may be affected if certain parameters are included on Orders:

Minimum Executable Quantity - Participants can specify the minimum executable quantity for execution against any single contra-side order. See Part III, Item 14.

Self-Match Prevention - Participants can utilize this parameter to prevent their own buy and sell orders from matching with one another. Self-match prevention is enabled by default and Participants can opt out. See Part III, Item 14.

Do Not Cross Principal - Subscribers can opt out of interacting with the principal orders of CGMI ~~and principal orders of CGMI Affiliates that are entered into the ATS marked as principal~~. See Part II, Item 3 and Part III, Item 14.

Post Only - Applies to FRS Orders only. The "post only" attribute allows Participants to submit FRS Orders that can only be liquidity-providing orders (first-in-time Order). See Part III, Item 7.

Inclusion Levels - See above as well as Part III, Item 13.

PRICE IMPROVEMENT

Either the liquidity provider, the liquidity taker, or both, can receive price improvement. Price improvement is not necessarily split equally between a liquidity provider and a liquidity taker. The execution price for a match will be that price closest to the midpoint of the NBBO that is compatible with both orders (e.g., determined by reference to any limit price that needs to be taken into consideration). If the Assigned Limit Price of one or both matching orders resides at the midpoint of the NBBO, or if both straddle the midpoint, the execution price will be the midpoint. When the buy and sell order Assigned Limit Prices straddle a five-decimal midpoint price, the matching price will be rounded based on the side of the earlier (resting) order to the nearest four-digit price.

PRICE PROTECTION MECHANISMS

Participant orders in Citi-ONE are given an Assigned Limit Price (Part III, Item 7). All matches will be at, or within, the NBBO. Citi-ONE ATS will accept orders outside of the LULD bands, however, Citi-ONE will automatically pause matching during LULD Limit States and Straddle States.

Citi-ONE will not match orders when the price of an NMS Stock is outside of a valid NBBO spread width. See also LOCKED OR CROSSED MARKETS, below.

SHORT SALES AND REGULATION SHO

Citi-ONE permits short sale orders to be entered for the RTS by U.S.-registered broker-dealer Participants in compliance with Regulation SHO. Each short sale order entered on behalf of a broker-dealer Participants must specify that a locate has been obtained in accordance with Regulation SHO Rule 203(b)(1). For non-broker-dealer Participants, the ATS will reject any short sale order that does not identify the broker-dealer that provided the locate. For short sale orders subject to Rule 201 under Regulation SHO that are not permissibly priced for matching (i.e., not priced above the Constructed NBB or SIP NBB, as applicable), the Assigned Limit Price will be the lowest permissible price in compliance with Rule 201, including any permissible sub-penny increments. Such orders are executed at the Assigned Limit Price if there is an available contra-side order or, if not, they are held for matching at the new Assigned Limit Price or better. As quoted prices change, the Assigned Limit Price is updated to the lowest permissible price for matching under Rule 201 down to an order's original limit price. An order that is re-priced in this manner under Rule 201 does not have its original priority changed. Instead, the priority of such an order is established based on its original Assigned Limit Price.

Citi-ONE will reject MOC Orders sent as short sale orders.

LOCKED OR CROSSED MARKETS

Citi-ONE accepts new orders, modifications, and cancellations when the market for an NMS Stock is locked or crossed. During the RTS, Citi-ONE will prevent matching in NMS Stocks with an NBBO that is locked or crossed.

POTENTIAL ERRORS RELATED TO THE OPERATION OF CITI-ONE

Citi-ONE reviews potential errors in accordance with CGMI's Global Procedures for Recording and Remediation of Equity Trade Errors and self-regulatory organization rules. Any potential errors related to the operation of Citi-ONE (e.g., technology-related errors) will be escalated to the ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management. The ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management will review and determine a course of action based on the facts and circumstances pertaining to the matter. If the ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management deem that an error has occurred and resulted in an execution, the execution will be transferred to the Citi-ONE error account and liquidated promptly.

TIME-STAMPING OF ORDERS AND EXECUTIONS

Timestamps are applied in the appropriate format to all orders (including amendments and cancellations), executions, and other relevant messages upon receipt, creation, or cancellation. All timestamps have nanosecond precision unless specified otherwise, except where a regulatory requirement or external standard communications protocol (e.g., FIX) mandates a different precision. In those cases, the nanosecond timestamp will be truncated in accordance with the regulatory or external standard. Citi-ONE Participants can choose to have their order entry port and drop copy port messages configured to nanosecond precision.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

Yes☒No☐

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

INCLUSION LEVELS

FRS Orders submitted by Citi-ONE Participants that remove liquidity are ranked by CGMI at five different levels (Taker 1 through Taker 5) (each, a "Taker Level"), based on a Mark-out Analysis performed by CGMI as described below.

When two orders match on Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order. Citi-ONE permits Participants submitting FRS Orders to apply an Inclusion Level, and it will apply the Inclusion Level selected by the liquidity-providing FRS Order in a match; any Inclusion Level tag associated with a liquidity-taking FRS Order will be ignored. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing a liquidity-providing order to interact with FRS Orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting a liquidity-providing order to interact only with Taker Level 1 orders (see discussion below regarding IMPACT OF INCLUSION LEVEL SELECTION ON ORDER INTERACTION). If no Inclusion Level is applied, an order will be treated as if it had applied Inclusion Level 5.

CATEGORY ID ASSIGNMENT

A Participant sending liquidity-taking FRS Orders can distinguish various aspects of its order flow to CGMI by using one or more Category IDs, which will be used in the Mark-out Analysis.

A Category ID is an indicator a Direct Subscriber can attach or an Indirect Subscriber can request CGMI to attach to an order. A Participant can utilize multiple Category IDs to distinguish, for example, order flow from different business lines, particular underlying clients, child orders associated with particular trading strategies, or order flow of affiliated entities. For example, a broker-dealer Participant could have four Category IDs associated with that Participant's FRS Orders - one for order flow from its Cash High Touch Desk, one for its Agency Program Desk order flow, one for its Central Risk Desk order flow, and one for the remainder of its FRS Order flow. Similarly, and by way of further example, asset managers and hedge fund Subscribers could assign a Category ID for each fund separately managed.

CGMI Business Units similarly may elect to segment their principal order flow through the same process as other Participants, by attaching Category IDs to FRS Orders routed to Citi-ONE. ~~CGMI Affiliates may elect to segment their principal order flow as well.~~

<u>CGMI assigns an initial Category ID to order flow from a CGMI Affiliate that represents the principal interest of the CGMI Affiliate (and separate Category IDs to order flow representing the interests of each of the CGMI Affiliate's customers), however this cannot be used to prevent Subscriber orders from interacting with orders that are on behalf of CGMI Affiliates' principal accounts as all such orders are handled by CGMI in an agency capacity, which is the designation that the DNCP instruction relies on.</u>

CGMI may use Category IDs to distinguish order flow for Participants that access Citi-ONE via the CGMI algos and/or SOR. If ~~no Category ID is selected by~~ an Indirect Subscriber<u>, or</u> CGMI Business Unit~~, or CGMI Affiliate~~ <u>does not segment their orders into multiple Category IDs</u>, CGMI's algos and/or SOR may be instructed by Execution Advisory Services or MQA to apply <u>multiple</u> Category IDs to the flow (unless the Indirect Subscriber<u>,</u> <u>or</u> CGMI Business Unit<u>, or</u> ~~CGMI Affiliate~~ requests that their flow not be segmented into <u>multiple</u> Category IDs)<u>.</u> <u>Execution Advisory Services or MQA may also use additional Category IDs, beyond those initially assigned, to further segment CGMI Affiliate order flow</u>. The applicable Category ID(s) might be based in whole or in part on execution optimization preferences (e.g., minimizing slippage) requested by the Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate or may be set by Execution Advisory Services or MQA based on criteria such as historical fill rates, spread capture, and mark-outs of varying time intervals.

For all Participants, a Category ID may be selected on an order-by-order basis by populating a designated FIX tag. Direct Subscribers also may apply Category IDs at the subscriber level. If a Direct Subscriber has a default Category ID and populates the designated FIX tag on a particular order, the order-specific Category ID will apply.

When an FRS Order is a liquidity-providing order upon arrival at Citi-ONE, any Category ID tag associated with the order is ignored, as the order is liquidity providing rather than liquidity taking.

MARK-OUT ANALYSIS

CGMI maps all Participant liquidity-taking FRS Order flow into five Taker Levels based on its Mark-out Analysis, which, on a standardized, post-trade basis, evaluates the movement of an NMS Stock's midpoint over a short, configurable time horizon surrounding an execution in that NMS Stock.

Citi-ONE uniformly applies the Mark-out Analysis to all liquidity-taking FRS Order flow at the Participant level or, if the Participant or CGMI has segmented order flow using Category IDs, at the Category ID level. The Participant's FRS Orders or the Category ID's FRS Orders will be subject to a Mark-out Analysis once there have been a minimum number of liquidity-taking FRS Order executions and a minimum number of total executed shares, as determined by CGMI, over a 30-day rolling period for that Participant or Category ID that starts on the first day a Participant's or Category ID's FRS Orders are sent to Citi-ONE. Every Participant and Category ID will be subject to the same minimum number of liquidity-taking FRS order executions and minimum number of total executed shares over a 30-day time frame; these thresholds will not vary by Participant or Category ID. Until this threshold has been reached, a Participant's or the Category ID's liquidity-taking FRS Orders will be defaulted to Taker Level 3.

CGMI will use the results of the Mark-out Analysis to determine how favorable, on an aggregate basis, the executions associated with a particular Participant or Category ID were for the liquidity provider, on a scale of 1 through 5, with 1 being most favorable, and 5 being most unfavorable. The Participant or Category ID order flow as a whole is assigned a corresponding Taker Level 1 through 5.

CGMI conducts a new Mark-out Analysis for all Participants and Category IDs approximately monthly. CGMI may change without notice a Participant's or Category ID's assigned Taker Level based on the results of a new Mark-out Analysis. After CGMI performs a Mark-out Analysis, any new or changed Taker Level(s) will become effective within seven (7) business days.

CGMI may, in its sole discretion and without notice to Participants, change the methodology used to assign Participants or Category IDs to a particular Taker Level.

Upon request, including a one-time request or requests to receive updates any time a Taker Level is changed, Citi-ONE will inform a Participant on a best-efforts basis either verbally or in writing of the Participant's and/or its Category ID's designated Taker Level. A Participant cannot contest its designated Taker Level. See Part III, Item 13(d).

IMPACT OF INCLUSION LEVEL SELECTION ON ORDER INTERACTION

As noted, Participants may designate an Inclusion Level for their FRS Order(s) and Citi-ONE will apply the Inclusion Level selected by the liquidity-providing FRS Order in a match; any Inclusion Level tag associated with a liquidity-taking FRS Order will be ignored. The selected

Inclusion Level determines the Taker Level(s) with which a Participant's liquidity-providing order(s) may interact.

For all Participants, an Inclusion Level may be selected on an order-by-order basis by populating a designated FIX tag. In the event that no Inclusion Level is specified for an FRS Order, the FRS Order will be treated as an Inclusion Level 5 FRS Order (i.e., eligible to interact with all Taker Levels).

The impact of selecting Inclusion Level 1, 2, 3, 4, or 5, is as follows. When a Participant sending a liquidity-providing FRS Order selects Inclusion Level 1, the Participant's order will only interact with Taker Level 1 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 2, the Participant's order will only interact with Taker Level 1 or 2 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 3, the Participant's order will only interact with Taker Level 1, 2, or 3 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 4, the Participant's order will only interact with Taker Level 1, 2, 3, or 4 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 5 or does not select an Inclusion Level, the Participant's order will interact with Taker Level 1, 2, 3, 4, or 5 orders.

NON-FRS ORDER TYPES

Inclusion Levels are not applicable to Conditional Orders (including any related Firm-up Orders) or Market on Close Orders. If one of these orders is accompanied by an Inclusion Level, that instruction will be ignored. Conditional Orders (including any related Firm-up Orders) and Market on Close Orders are also not treated as liquidity-taking orders for purposes of assigning Taker Levels. These order types are not scored by the Mark-out Analysis and do not impact the Taker Level assigned to a Participant or Category ID. If one of these orders is accompanied by a Category ID, that instruction will be ignored. For more information on Conditional Orders, including Firm-up Order interactions with FRS Orders, see Part III, Items 7, 9, and 11, and for more information on Market on Close Orders, see Part III, Items 11 and 17.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

As explained in Part III, Item 13(a), if ~~no Category ID is selected by~~ an Indirect Subscriber~~,~~ or CGMI Business Unit~~, or CGMI Affiliate~~ does not segment their orders into multiple Category IDs, CGMI's algos and/or SOR may be instructed by Execution Advisory Services or MQA to apply multiple Category IDs to the flow (unless the Indirect Subscriber~~,~~ or CGMI Business Unit~~,~~ ~~or CGMI Affiliate~~ requests that their flow not be segmented into multiple Category IDs).

Execution Advisory Services or MQA may also use additional Category IDs, beyond those initially assigned, to further segment CGMI Affiliate order flow. This process may result in the flow of some Indirect Subscribers, CGMI Business Units, or CGMI Affiliates being segmented into multiple Category IDs and others not segmented. This process does not apply to Direct Subscriber flow.

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?

Yes☐ No☒

d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

Yes☒ No☐

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

Upon request, including a one-time request or requests to receive updates any time a Taker Level is changed, Citi-ONE will inform a Participant on a best-efforts basis either verbally or in writing of the Participant's and/or its Category ID's designated Taker Level. A Participant cannot contest its designated Taker Level.

e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

Because Citi-ONE provides a Participant with their designated Taker Level(s) upon request and on a best-efforts basis and there is no formal process for informing Participants of their assigned Taker Level(s), some Participant(s) may be made aware of their Taker Level(s) while others are not.

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

<mark>Yes</mark>☒ No☐

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Orders can be designated to interact or not interact with certain orders based on the following items:

SELF-MATCH PREVENTION

This feature allows Participants to prevent their own buy and sell orders from matching with one another. This feature is set at the FIX session level. It is enabled by default for Participants. Direct Subscribers may have this feature disabled during the onboarding process or by contacting the ATS Supervisor (or approved Series 24 Delegate). Indirect Subscribers may have this feature disabled by contacting their Client Coverage representative. Participants can also request that self-match prevention apply to not only the Participant's own buy and sell orders but also to buy and sell orders from the Participant's affiliates.

DO NOT CROSS PRINCIPAL

Citi-ONE supports a DNCP instruction, which, if selected, prevents orders from matching with the principal orders of CGMI ~~and orders of Affiliates of CGMI that are entered into the ATS marked as principal. As noted in Part II, Item 2, CGMI enters CBNA orders into Citi-ONE in an agency capacity only, although such orders represent the principal interest of CBNA. Accordingly, the DNCP instruction will not prevent crossing with the principal interest of CBNA~~. Direct Subscribers are able to self-select the DNCP instruction on an order-by-order basis via FIX tag or can contact the ATS Supervisor (or approved Series 24 Delegate) to have the DNCP instruction set at the FIX session level. Indirect Subscribers are able to self-select the DNCP instruction on an order-by-order basis or they can contact their Client Coverage representative to enable the DNCP instruction on a default basis. If the DNCP instruction is enabled on a FIX session-level or default basis, it will be applied to all orders, i.e., a Subscriber cannot override that selection on an order-by-order basis. If the DNCP instruction is not enabled on a FIX session-level or default basis, the Subscriber's order-by-order instruction will have priority over the FIX session-level or default instruction. The DNCP instruction will not prevent Subscriber orders from interacting with orders that are on behalf of CGMI Affiliates' principal accounts as CGMI handles such orders in an agency capacity.

INCLUSION SELECTION

Participants sending FRS Orders to Citi-ONE that provide liquidity may select one of five Inclusion Levels for contra FRS Orders. Inclusion Level 5 is the most inclusive level of interaction with counterparties and Inclusion Level 1 is the most exclusive level of interaction with counterparties. See Part III, Item 13.

MINIMUM EXECUTABLE QUANTITY ("MinQty")

MinQty allows Participants to specify a minimum quantity for execution against any single contra-side order. Participants can select this feature on an order-by-order basis. Citi-ONE does not aggregate contra-side orders to meet the MinQty; the MinQty specified on an order can only be filled by a single contra-side order. Participants may specify the method by which the MinQty instruction is to be applied in the event a leaves quantity is less than the MinQty specified. A Participant may specify that the order becomes All or None if the leaves quantity is less than the minimum executable quantity, or a Participant may specify that the order is cancelled back to the Participant if the leaves quantity is less than the minimum executable quantity. Under the default setting, an order will become All or None if the leaves quantity is less than the minimum executable quantity.

ORDER TYPE INTERACTION

Participants can choose to allow FRS Orders to interact with Conditional Orders (by default, COs will only interact with other COs), making them "Eligible FRS Orders." See Part III, Items 7, 9, and 11.

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐